EXHIBIT 12.1

	Six Months
	Ended	Year Ended December 31,
	June 30, 2007	2006	2005	2004	2003	2002
Earnings:
Pretax loss from continuing operations	(24,942)	(1,439)	(323)	(20,350)	(691)	(466)
Add:
Fixed charges	272	160	289	178	181	58

Total Earnings	(24,670)	(1,279)	(34)	(20,172)	(510)	(408)

Fixed Charges:
Interest expensed	232	79	197	74	68	2
Estimate of interest expense within rental expense	40	81	92	104	113	56

Total Fixed Charges	272	160	289	178	181	58

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	(24,942)	(1,439)	(323)	(20,350)	(691)	(466)